Score One, Inc.
Level 25, Bank of China Tower, 1 Garden Road,
Central, Hong Kong

August 8, 2007

United States Securities and Exchange Commission
Attention: Dave Walz,
Staff Accountant
Division of Corporate Finance
Mail Stop 3561
100 F. Street N.E.
Washington, D.C. 20549

RE:    Score One, Inc. (the “Company”)
  Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2, 2007
  Form 10-QSB for Fiscal Quarter Ended March 31, 2007 Filed May 21, 2007
  File No. 000-26717

Dear Mr. Walz:

We are in receipt of your letter dated July 30, 2007 (the “Comment Letter”) regarding the Company’s Annual Report and Quarterly Report. The Comment Letter requests a response within ten business days. We hereby respectfully request an extension of the time to respond to the Comment Letter until August 31. This will allow us sufficient time to coordinate with our audit firm and prepare any and all required documents for our response to the Comment Letter.

Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure.

Very truly yours,

Score One, Inc.

/s/ Hoi-ho Kiu
By: Hoi-ho Kiu
Its: Chief Executive Officer